Exhibit A

Press Release
Ceragon Reports First Quarter 2011 – May 16 2011

CERAGON NETWORKS REPORTS FIRST QUARTER 2011 FINANCIAL RESULTS

Achieves record revenues of $100.3 million

Results also reflect restructuring charges, transaction costs and other expenses in connection with the rapid integration of Nera Networks

Paramus, New Jersey, May 16, 2011 - Ceragon Networks Ltd. (NASDAQ: CRNT), the premier wireless backhaul specialist today reported results for the first quarter which ended March 31, 2011.

Revenues for the first quarter of 2011, the first quarter of combined revenues following the acquisition of Nera Networks, reached $100.3 million, up 68% from $59.7 million for the first quarter of 2010, and up 50% from $67.0 million in the fourth quarter of 2010.

Net loss in accordance with US Generally Accepted Accounting Principles (GAAP) for the first quarter of 2011 was $21.4 million or $(0.60) per basic share and diluted share, compared to net income of $3.0 million in the first quarter of 2010, or $0.09 per basic and $0.08 per diluted share.

On a non-GAAP basis, net loss for the first quarter, excluding (a) $1.4 million of equity-based compensation expenses, and (b)$17.1 million charges related to the Nera acquisition and integration plan, was $857,000, or $(0.02) per basic share and diluted share. Non-GAAP net income for the first quarter of 2010 was $4.0 million, or $0.12 per basic share and $0.11 per diluted share (please refer to the accompanying financial tables for reconciliation of GAAP financial information to non-GAAP).

Gross margin on a GAAP basis in the first quarter of 2011 was 29.5% of revenues. Gross margin on a non-GAAP basis was 32.4% of revenues.

Operating loss on a GAAP basis in the first quarter of 2011 was $20.3 million. On a non-GAAP basis operating profit was $185,000.

Cash and cash investments at the end of the quarter were $78.1 million.

“We are happy to conclude another strong quarter,” said Ira Palti, President and CEO of Ceragon. “Revenue from traditional Ceragon customers in the quarter accounted for about 70%, making it another record quarter for our core business, and the revenue contribution from Nera Networks customers since the January 19th closing was in line with our expectations.

 “In Q1 we moved quickly to identify and implement most of the necessary steps towards the integration of Nera Networks operations,” continued Mr. Palti. “We are pleased with the progress we’ve made in a short amount of time, including the migration of several key Nera Networks customers to the Ceragon FibeAir short-haul product line. Based on our excellent progress in Q1, we believe that we are on track to reach, by the end of 2011, quarterly revenues run rate of $125. This will be a half-way mark toward our goal of $150 million in quarterly revenue run rate and over 10% operating margin, to be reached by the end of 2012.”

Supplemental revenue breakouts:

Geographical breakdown, first quarter of 2011:

•	Europe:	22%
•	Africa:	18%
•	North America:	13%
•	Latin America:	15%
•	India:	15%
•	APAC:	17%

A conference call will follow today, May16, 2011, beginning at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling (800) 230-1059 or international (612) 234-9959 at 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0   selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (USA) (800) 475-6701 or (International) (320) 365-3844, Access Code: 195281.

A replay of both the call and the webcast will be available through June 22, 2011.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the premier wireless backhaul specialist.  Ceragon’s high capacity wireless backhaul solutions enable cellular operators and other wireless service providers to deliver 2G/3G and LTE/4G voice and data services that enable smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 230 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries.   Other names mentioned are owned by their respective holders.

Join the discussion,

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. 201-853-0228 yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk that Nera Networks and Ceragon’s businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the Nera Networks transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that Nera Networks business may not perform as expected, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com

Ceragon Reports First Quarter 2011 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended
	March 31,
	2011	2010

Revenues	$100,312	$59,687
Cost of revenues	70,728	39,311

Gross profit	29,584	20,376

Operating expenses:
Research and development	12,457	5,273
Selling and marketing	19,185	9,182
General and administrative	5,523	2,780
Restructuring costs	7,834	-
Acquisition related costs	4,919	-

Total operating expenses	$49,918	$17,235

Operating profit (loss)	(20,334)	3,141
Financial income (expenses), net	(447)	234

Income (loss) before taxes	(20,781)	3,375

Taxes on income	(595)	(352)

Net Income (loss)	$(21,376)	$3,023

Basic net earnings (loss) per share	$(0.60)	$0.09

Diluted net earnings (loss) per share	$(0.60)	$0.08

Weighted average number of shares used in computing basic net earnings (loss) per share	35,603,764	34,489,121

Weighted average number of shares used in computing diluted net earnings (loss) per share	35,603,764	36,765,358

(more)

Ceragon Reports First Quarter 2011 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	March 31,	December 31,
	2011	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$45,594	$37,725
Short-term bank deposits	13,809	23,357
Marketable securities	11,946	7,363
Trade receivables, net	125,780	88,074
Deferred taxes	4,380	4,057
Other accounts receivable and prepaid expenses	29,232	15,425
Inventories	114,770	65,921

Total current assets	345,511	241,922

LONG-TERM INVESTMENTS:
Long-term marketable securities	6,789	13,088
Severance pay funds	6,098	6,039

Total long-term investments	$12,887	$19,127

OTHER ASSETS
Long term receivables	5,241	-
Deferred taxes	8,474	8,829
Goodwill and Intangible assets,net	51,740	1,093

Total other assets	$65,455	$9,922

PROPERTY AND EQUIPMENT, NET	26,605	16,211

Total assets	$450,458	$287,182

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term bank loan	2,058	-
Trade payables	72,485	40,537
Deferred revenues	51,078	20,661
Other accounts payable and accrued expenses	66,329	13,215

Total current liabilities	$191,950	$74,413

LONG TERM LIABILITIES:
Long term bank loan, net of current maturities	32,942	-
Accrued severance pay and pension	12,960	8,600
Other long term payables	33,331	-

Total long term liabilities	$79,233	$8,600

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	97	95
Additional paid-in capital	305,588	300,875
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive income (loss)	(8,074)	159
Accumulated deficits	(98,245)	(76,869)

Total shareholders' equity	$179,275	$204,169

Total liabilities and shareholders' equity	$450,458	$287,182

(more)

Ceragon Reports First Quarter 2011 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended
	March 31,
	2011	2010
Cash flow from operating activities:
Net income (loss)	$(21,376)	$3,023
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation and amortization	3,201	1,040
Stock-based compensation expense	1,419	971

Decrease in trade and other receivables, net	22,494	9,445
Decrease (increase) in inventory	9,825	(7,824)
Increase in trade payables and accrued liabilities	(16,937)	(6,772)
Increase (decrease) in deferred revenues	(10)	1,321
Other adjustments	20	(352)
Net cash provided by (used in) operating activities	$(1,364)	$852

Cash flow from investing activities:
Purchase of property and equipment ,net	(2,789)	(2,894)
Payment for business acquisition *)	(42,405)	-
Investment in short and long-term bank deposit	(2,254)	-
Proceeds from short and long-term bank deposits	13,796	7,073
Investment in marketable securities	-	(15,109)
Proceeds from maturities of marketable securities	4,235	4,500
Net cash used in investing activities	$(29,417)	$(6,430)

Cash flow from financing activities:
Proceeds from exercise of options	3,296	2,586
Long term bank loan raised in connection with business acquisition	35,000	-
Net cash provided by financing activities	$38,296	$2,586

Translation adjustments on cash and cash equivalents	$354	$-

Increase (decrease) in cash and cash equivalents	$7,869	$(2,992)

Cash and cash equivalents at the beginning of the period	37,725	38,339

Cash and cash equivalents at the end of the period	$45,594	$35,347

*) Excluding cash and cash equivalents

(more)

Ceragon Reports First Quarter 2011 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2011				2010
	GAAP
	(as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$100,312			$100,312	$59,687
Cost of revenues	70,728	2,895	(a)	67,833	39,245

Gross profit	29,584			32,479	20,442

Operating expenses:
Research and development	12,457	1,416	(b)	11,041	5,096
Selling and marketing	19,185	2,524	(c)	16,661	8,920
General and administrative	5,523	931	(d)	4,592	2,314
Restructuring costs	7,834	7,834		-	-
Acquisition related costs	4,919	4,919		-	-

Total operating expenses	$49,918			$32,294	$16,330

Operating profit (loss)	(20,334)			185	4,112
Financial income (expenses), net	(447)			(447)	234

Income (loss) before taxes	(20,781)			(262)	4,346

Taxes on income	(595)			(595)	(352)

Net income (loss)	$(21,376)			$(857)	$3,994

Basic net earnings (loss) per share	$(0.60)			$(0.02)	$0.12

Diluted net earnings (loss) per share	$(0.60)			$(0.02)	$0.11

Weighted average number of shares used in computing basic net earnings (loss) per share	35,603,764			35,603,764	34,489,121

Weighted average number of shares used in computing diluted net earnings (loss) per share	35,603,764			35,603,764	36,765,358

Total adjustments		20,519

(a)
Cost of revenues includes $0.3 million of amortization of purchased intangible assets, $1.4 million of inventory step-up and $1.2 million of integration plan related costs in the three months ended March 31, 2011.

(b)	Research and development expenses includes $1.1 million of integration plan related costs and $0.3 million of stock based compensation expenses in the three months ended March 31, 2011.

(c)
Selling and marketing expenses includes $0.3 million of amortization of purchased intangible assets, $1.7 million of integration plan related costs and $0.5 million of stock based compensation expenses in the three months ended March 31, 2011.

(d)	General and administration expenses includes, $0.3 million of integration plan related costs and $0.6 million of stock based compensation expenses in the three months ended March 31, 2011.

(more)

Ceragon Reports First Quarter 2011 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
OPERATING LOSS
(U.S. dollars in thousands)
(Unaudited)

Three months ended
March 31, 2011

Reported GAAP net operating loss	(20,334)

Stock based compensation expenses	1,419
Amortization of purchased intangible assets	557
Inventory step up	1,444
Integration plan related costs	4,346
Restructuring costs	7,834
Acquisition related costs	4,919

Non-GAAP net operating profit	185

###

Contact: Yoel Knoll
Director of Investor Relations
Ceragon Networks Ltd.
Cell (Int'l): +972 (0) 52 830 6419
Office (Int’l): +972 (0)3 766 6419
yoell@ceragon.com